Exhibit 99.4

DRAFT FORM

THOMSON REUTERS CORPORATION DEED OF GUARANTEE

THOMSON REUTERS CORPORATION DEED OF GUARANTEE

This Deed of Guarantee (“Guarantee”) is made on April   , 2008 between Thomson Reuters Corporation (prior to the Effective Date, The Thomson Corporation) (“TR Corporation”) and Thomson Reuters PLC (“TR PLC”) for the benefit of each Creditor (as defined below).

BACKGROUND

TR Corporation has agreed to acquire Reuters Group PLC (“Reuters”) by implementing the DLC Structure (as defined below). Pursuant to the DLC Structure, TR Corporation is entering into this Guarantee in respect of certain obligations of TR PLC (together with certain obligations of Principal Debtors (as defined below) to the extent guaranteed by TR PLC, including all contractual obligations of Reuters existing as at the Effective Date (as defined below)) and TR PLC is entering into the TR PLC Guarantee (as defined below) in respect of certain obligations of TR Corporation for the benefit of creditors of TR Corporation.

THIS DEED WITNESSES as follows:

1.                                      DEFINITIONS AND INTERPRETATION

1.1                                 Definitions

In this Guarantee:

“Business Day” means a day (other than a Saturday or Sunday) on which banks are generally open for business in the City of Toronto, New York and London;

“Control” means:

(a)                                  when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person (in the case of TR PLC or TR Corporation, either alone or together with TR Corporation and TR PLC, respectively) at the relevant time of shares of such corporation carrying more than the greater of (i) 50 per cent of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (ii) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)                                 when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person (in the case of TR PLC or TR Corporation, either alone or together with TR Corporation and TR PLC, respectively) at the relevant time of more than 50 per cent of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words “Controlled by”, “Controlling” and “under common Control with” and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the “second-mentioned Person”) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

“Creditor” means any Person to whom or to which any Obligation is owed;

“Cross-Guarantees” means, collectively, this Guarantee and the TR PLC Guarantee;

“DLC Structure” means the dual listed company structure effected pursuant to the Equalization and Governance Agreement and the transactions contemplated thereby, including the Special Voting Share Agreement, the TR Corporation Articles and By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

“Effective Date” means the date on which the TR PLC Ordinary Shares will be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities;

“Equalization and Governance Agreement” means the Equalization and Governance Agreement dated as of April   , 2008, between TR PLC and TR Corporation;

“Existing Obligation” means, in relation to:

(a)                                  any agreement or exclusion referred to in Clause 4;

(b)                                 any termination of this Guarantee; or

(c)                                  any amendment to this Guarantee,

any Obligation

(i)                                     incurred before; or

(ii)                                  arising at any time out of any credit or similar facility (whether committed or uncommitted) in effect at,

the time at which the relevant agreement, exclusion, termination or amendment becomes effective;

“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;

“LIBOR” means the rate of interest per annum which appears on page 3750 of the Telerate screen at approximately 11:00 a.m. (London time) on the date of determination; or if such Telerate screen is not available on the date of determination, then the last such published rate of interest per annum as near thereto as practicable;

“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System;

“NYSE” means the New York Stock Exchange, Inc.;

“Obligation” means:

(a)                                  any contractual obligation of TR PLC or a Principal Debtor (to the extent guaranteed by TR PLC) in existence at the Effective Date;

(b)                                 any other contractual obligation (whether actual or contingent, primary or secondary, or otherwise) incurred after the Effective Date by:

(i)                                     TR PLC; or

(ii)                                  any Principal Debtor (to the extent guaranteed by TR PLC); and

(c)                                  any other obligation of TR PLC or a Principal Debtor whether entered into prior to or after the Effective Date which may be agreed to in writing after the date hereof between TR Corporation and TR PLC (in their absolute discretion), in which case a note of such obligation will be set out in Schedule 1, other than, in each case, any obligation:

(i)                                     to the extent that (without reference to the effect of this Guarantee) it is covered by the terms of any policy of insurance (or any indemnity in the nature of insurance) of which TR PLC (or, where relevant, the Principal Debtor) has the benefit and which is in full force and effect;

(ii)                                  explicitly guaranteed in writing by TR Corporation (otherwise than under this Guarantee) or for which TR Corporation has agreed in writing to act as co-obligor or co-issuer;

(iii)                               where the arrangement under which the obligation was or is incurred, or the terms of issue of the obligation, explicitly provided or provide(s) that the obligation is not to be an Obligation within the meaning of this Guarantee, or where the Creditor has explicitly agreed or explicitly agrees that the obligation is not to be an Obligation within the meaning of this Guarantee;

(iv)                              owed to TR Corporation or to any Subsidiary of TR Corporation or to any of the Subsidiaries of TR PLC, save where such obligation is owed expressly to any Subsidiary in its capacity as trustee for a registered occupational pension scheme;

(v)                                 of TR PLC under or in connection with the TR PLC Guarantee or any other guarantee by TR PLC of any obligation of TR Corporation or any Subsidiary of TR Corporation;

(vi)                              excluded from the scope of this Guarantee as provided in Clause 4 or Clause 5 provided that obligations previously excluded under Clause 4 may be agreed for re-inclusion pursuant to paragraph (c) above;

(vii)                           consisting of an obligation to pay a Creditor an amount to compensate for any deduction or withholding for or on account of Tax from any payment to that Creditor, where no such deduction or withholding would be required as a result of payment being made by TR Corporation under this Guarantee rather than by the relevant Principal Debtor under the guaranteed obligation;

(viii)                        of TR PLC under a guarantee to the extent that the guaranteed obligation of the Principal Debtor is not a contractual obligation or is of a type referred to in any of paragraphs (i) to (vii) of this definition; or

(ix)                                owed to holders of TR PLC Ordinary Shares, in their capacity or otherwise flowing from their status as holders of such shares.

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Principal Debtor” means, at any time, any Person any of whose obligations are at that time guaranteed by TR PLC (including Reuters, all of whose contractual obligations in existence at the Effective Date are guaranteed by TR PLC pursuant to the Reuters Guarantee), other than by way of the TR PLC Guarantee;

“Relevant Creditor” has the meaning given in Clause 3.1;

“Reuters Guarantee” means the deed of guarantee dated as of April   , 2008 between TR PLC and Reuters whereby TR PLC agrees to guarantee certain obligations of Reuters for the benefit of creditors of Reuters;

“Special Voting Share” means, in relation to TR Corporation, the TR Corporation Special Voting Share and, in relation to TR PLC, the TR PLC Special Voting Share;

“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April   , 2008, by and among TR Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee relating, inter alia, to how each Special Voting Share is to be voted;

“Subsidiary” with respect to any Person, means a Person Controlled by such Person;

“Tax” or “Taxes” means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including goods and services taxes, value added taxes and any other stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them);

“TR Corporation Articles” means the articles of incorporation of TR Corporation;

“TR Corporation Articles and By-Laws” means the TR Corporation Articles and the TR Corporation By-Laws;

“TR Corporation By-Laws” means the by-laws of TR Corporation;

“TR Corporation Special Voting Share” means the special voting share in TR Corporation;

“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

“TR Corporation Special Voting Share Trust Deed” means the agreement dated as of April   , 2008 between TR Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

“TR PLC ADS” means each American Depository Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

“TR PLC Articles” means the articles of association of TR PLC;

“TR PLC Guarantee” means the deed of guarantee dated as of April   , 2008 between TR PLC and TR Corporation whereby TR PLC agrees to guarantee certain obligations of TR Corporation for the benefit of creditors of TR Corporation;

“TR PLC Memorandum” means the memorandum of association of TR PLC;

“TR PLC Memorandum and Articles” means the TR PLC Memorandum and the TR PLC Articles;

“TR PLC Ordinary Shares” means the issued and outstanding ordinary shares in TR PLC from time to time (including the TR PLC Ordinary Shares underlying each TR PLC ADS), as the same may be subdivided or consolidated from time to time and any capital shares into which such ordinary shares may be reclassified, converted or otherwise changed;

“TR PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in TR PLC;

“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

“TR PLC Special Voting Share Trust Deed” means the agreement dated as of April   , 2008 between TR Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

“TSX” means the Toronto Stock Exchange; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000.

1.2                                 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(A)                              The singular includes the plural and conversely.

(B)                                One gender includes all genders.

(C)                                Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(D)                               A reference to a Clause or a Schedule is to a Clause of or Schedule to this Guarantee, and any such Schedule forms part of this Guarantee, unless otherwise indicated.

(E)                                 A reference to any agreement or document is to that agreement or document as amended, restated, novated, supplemented, varied or replaced from time to time, except to the extent expressly provided otherwise by this Guarantee.

(F)                                 A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments issued under it.

(G)                                “Written”, “writing” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(H)                               Mentioning anything after “include”, “includes”, or “including” does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the-particular.

(I)                                    A reference to a body other than TR Corporation or TR PLC (including any Government Agency), whether statutory or not:

(i)                                     which ceases to exist; or

(ii)                                  whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(J)                                   All references to “time” are to the local time in the place where the relevant obligation is to be performed (or right exercised).

(K)                               References to “£” and “pound” are to British pounds sterling.

(L)                                 References to “party” or “parties” in this Guarantee or any other agreement, includes the party’s or parties’ successors and permitted assigns.

2.                                      EFFECT OF THIS GUARANTEE

This Guarantee shall take effect on the Effective Date as a deed and it is intended that each Creditor severally shall be entitled to benefit from the terms of this Guarantee pursuant to the terms of the Contracts (Rights of Third Parties) Act 1999 save that the parties hereto shall be entitled to make any variation or rescission of its terms, in accordance with its terms (including, without limitation, pursuant to Clause 4), without the consent of any Creditor or of any third party.

3.                                      GUARANTEE AND INDEMNITY

3.1                                 Subject to the terms of this Guarantee, TR Corporation unconditionally and irrevocably undertakes and promises to TR PLC that it shall, as a continuing obligation, make to the Creditor to whom or to which it is owed (the “Relevant Creditor”) the proper and punctual payment of each Obligation if for any reason TR PLC does not make such payment on its due date. If for any reason TR PLC does not make such payment on its due date, TR Corporation shall pay the amount due and unpaid to the Relevant Creditor upon written demand upon TR Corporation by the Relevant Creditor. In this Clause 3, references to the Obligations include references to any part of them.

3.2                                 The obligations of TR Corporation under this Guarantee shall be continuing obligations and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

3.3                                 In the event that TR Corporation is required to make any payment to any Creditor pursuant to Clause 3.1 and/or Clause 3.10 and does make such payment, TR PLC unconditionally and irrevocably agrees by way of a full indemnity (on an after-tax basis) to reimburse TR Corporation in respect of such payments, including interest thereon (payable from the date of demand for payment both before and after default and judgment) at LIBOR, plus 20 basis points per annum.

3.4                                 A demand may not be made under this Guarantee without:

(A)                              a demand first having been made by the Relevant Creditor on TR PLC; and

(B)                                to the extent, if any, that the terms of the relevant Obligation of TR PLC (or the underlying obligation of the relevant Principal Debtor) require such recourse, recourse first being had to any other Person or to any security.

3.5                                 Unless otherwise provided in this Guarantee, the liabilities and obligations of TR Corporation under this Guarantee shall remain in force notwithstanding any act, omission, neglect, event or matter which would not affect or discharge the liabilities of TR PLC owed to the Relevant Creditor. Without prejudice to its generality, the foregoing shall apply in relation to:

(A)                              anything which would have discharged TR Corporation (wholly or in part) but not TR PLC;

(B)                                anything which would have offered TR Corporation (but not TR PLC) any legal or equitable defence; and

(C)                                any winding-up, insolvency, dissolution and/or analogous proceeding of, or any change in constitution or corporate identity or loss of corporate identity by, TR PLC or any other Person.

3.6                                 Sections 3(2) and (4) of the Contracts (Rights of Third Parties) Act 1999 shall not apply to this Guarantee and accordingly:

(A)                              in respect of any claim against TR Corporation by a Creditor, TR Corporation shall not have available to it by way of defence or set-off any matter that arises from or in connection with this Guarantee, and which would have been available to TR Corporation by way of defence or set-off if the proceedings had been brought against TR Corporation by TR PLC;

(B)                                TR Corporation shall not have available to it by way of defence or set-off any matter that would have been available to it by way of defence or set-off against the Creditor if the Creditor had been a party to this Guarantee; and

(C)                                TR Corporation shall not have available to it by way of counterclaim any matter not arising from this Guarantee that would have been available to it by way of counterclaim against the Creditor if the Creditor had been a party to this Guarantee.

3.7                                 Any discharge or release of any liabilities and obligations of TR Corporation under this Guarantee, and any composition or arrangement which TR Corporation may effect with any Creditor in respect of any such liabilities or obligations, shall be deemed to be made subject to the condition that it will be void to the extent that any or all of the payment or security which the Creditor may previously have received or may thereafter receive from any Person in respect of the relevant Obligations is set aside or reduced under any applicable law or proves to have been for any reason invalid.

3.8                                 Without prejudice to the generality of this Clause 3, and to Clause 3.9 in particular, none of the liabilities or obligations of TR Corporation under this Guarantee shall be impaired by any Creditor:

(A)                              agreeing with TR PLC any composition, arrangement, variation of or departure from (however substantial) the terms of any Obligation and any such composition, arrangement, variation or departure shall, whatever its nature, be binding upon TR Corporation in all circumstances; or

(B)                                releasing or granting any time or any indulgence whatsoever to TR PLC.

3.9                                 (A)  Despite anything else in Clause 3, but subject to paragraph (B) below, if and to the extent that the relevant Creditor (or any Person duly acting on behalf of the relevant Creditor) at any time before or after the date of this Guarantee explicitly agrees with TR PLC or grants to TR PLC any discharge, release, composition, arrangement, variation, departure, time, indulgence or other limitation (whether as to amount, recourse or otherwise) of any kind in respect of any Obligation, it shall automatically operate for the benefit of, and be binding upon, TR Corporation to the same extent.

(B)  Despite anything else in this Guarantee (including Clause 3.8), no composition, arrangement, variation of or departure from the terms of any Obligation (or any underlying obligation of any Principal Debtor) agreed with TR PLC or any Principal Debtor, as applicable, after termination of this Guarantee or exclusion of that Obligation from the scope of this Guarantee shall be binding on TR Corporation (or extend its liabilities and obligations under this Guarantee) except to the extent, if any, that:

(i)                                     TR Corporation explicitly agrees in writing to that composition, arrangement, variation or departure at the same time as TR PLC or that Principal Debtor; or

(ii)                                  it reduces TR Corporation’s obligations or liability under this Guarantee.

3.10                           Subject to Clause 3.4, as a separate, additional and continuing obligation, TR Corporation unconditionally and irrevocably agrees that, should any Obligation not be recoverable from TR Corporation under Clause 3.1 as a result of the Obligation becoming void, voidable or unenforceable against TR PLC, TR Corporation will, as a sole, original and independent obligor, make payment of the Obligation to the Relevant Creditor by way of a full indemnity on the due date provided for payment by the terms of the Obligation.

3.11                           TR Corporation shall, if requested by TR PLC, (i) enter into agreements to act as a co-issuer or co-borrower with respect to any Obligation of TR PLC or (ii) execute and deliver a separate guarantee agreement of any Obligation of TR PLC, in each case, on terms satisfactory to TR Corporation and TR PLC. If TR Corporation enters into such agreements with respect to any Obligation of TR PLC, TR Corporation and TR PLC may

agree that such Obligation shall be excluded from the scope of this Guarantee in accordance with Clause 4.

4.                                      EXCLUSION OF CERTAIN OBLIGATIONS

4.1                                 Subject to Clauses 4.2 and 4.3, TR Corporation and TR PLC may at any time agree that obligations of a particular type, or a particular obligation or particular obligations, incurred after the time at which such exclusion becomes effective shall be excluded from the scope of this Guarantee (and shall not be “Obligations” for the purpose of this Guarantee) with effect from such future time (being at least three months after the date on which notice of the relevant exclusion is given in accordance with Clause 8.1 or, where the Obligation is a particular obligation, at least five Business Days, or such shorter period as the relevant Creditor may agree, after the date on which notice of the relevant exclusion is given in accordance with Clause 4.5) as they may agree.

4.2                                 No agreement or exclusion under Clause 4.1 shall be effective with respect to any Existing Obligation.

4.3                                 No agreement or exclusion under Clause 4.1 shall be effective unless and until TR Corporation and TR PLC enter into a supplemental deed specifying the relevant exclusion and the time at which it is to become effective.

4.4                                 Notice of any exclusion under Clause 4.1 of obligations of a particular type, of the time at which such exclusion is to become effective, and of the date of the related supplemental deed, shall be given by TR Corporation in accordance with Clause 8.3.

4.5                                 Notice of any exclusion under Clause 4.1 of a particular obligation and of the time at which it is to become effective shall be given to the relevant Creditor in writing addressed to that Creditor at the last address of that Creditor known to TR Corporation and shall be effective when delivered to that address. It shall not be necessary for the related supplemental deed to have been entered into before that notice is sent, nor for the notice to state the date of the related supplemental deed.

5.                                      TERMINATION

5.1                                 Subject to Clause 5.3, this Guarantee shall automatically terminate if, and with effect from, the same time as:

(A)                              the Equalization and Governance Agreement terminates or otherwise ceases to have effect;

(B)                                the TR PLC Guarantee terminates or otherwise ceases to have effect; or

(C)                                a resolution is passed or an order is made for the liquidation or winding up of TR PLC or a receiver or a similar Person is appointed in respect of all its property, assets or undertakings.

5.2                                 Subject to Clause 5.3, TR Corporation may at any time terminate this Guarantee by giving notice under Clause 8.1 with effect from such future time, if approved by a Class Rights Action (as defined in the Equalization and Governance Agreement).

5.3                                 No termination shall be effective with respect to any Existing Obligation.

5.4                                 Notice of any automatic termination under Clause 5.1, or of any termination under Clause 5.2 and of the time at which it became effective, shall be given by TR Corporation in accordance with Clause 8.3 within 10 Business Days of such termination.

6.                                      AMENDMENTS

6.1                                 Subject to Clause 6.2 and Clause 6.3:

(A)                              any amendments to this Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either  TR PLC or TR Corporation or are necessary to correct any inconsistency or manifest error may be agreed between TR Corporation and TR PLC; and

(B)                                any other amendments to this Guarantee shall be effective only if approved by a Class Rights Action (as defined in the Equalization and Governance Agreement).

6.2                                 No amendment under Clause 6.1 shall be effective with respect to any Existing Obligation.

6.3                                 No amendment under Clause 6.1 shall be effective unless and until TR Corporation and TR PLC enter into a supplemental deed specifying the relevant amendment and the time at which it is to become effective.

6.4                                 Notice of any amendment under Clause 6.1 of the time at which it is to become effective, and of the date of the related supplemental deed, shall be given by TR Corporation in accordance with Clause 8.3.

7.                                      CURRENCY

7.1                                 All payments to be made under this Guarantee shall be made in the currency or currencies in which the Obligations are expressed to be payable by TR PLC.

7.2                                 If, under any applicable law, whether as a result of a judgment against TR Corporation or TR PLC or the liquidation of TR Corporation or TR PLC or for any other reason, any payment under or in connection with this Guarantee is made or is recovered in a currency (the “other currency”) other than that in which it is required to be paid under the terms of the relevant Obligation (the “agreed currency”) then, to the extent that the payment to the Creditor (when converted at the rate of exchange on the date of payment, or in the case of a liquidation, the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount due and unpaid in respect of that Obligation, TR Corporation agrees that it shall, as a separate and independent obligation, fully indemnify the Creditor against the amount of the shortfall, and for the purposes of this Clause 7,

“rate of exchange” means the spot rate at which the Creditor is able on the relevant date to purchase the agreed currency with the other currency.

8.                                      NOTICES

8.1                                 Any notice to or demand upon TR PLC under this Guarantee shall be in writing addressed to it at its principal place of business in the United Kingdom for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel) and shall be effective when delivered to that principal place of business.

8.2                                 Any notice to or demand upon TR Corporation under this Guarantee shall be in writing addressed to it at its principal place of business in the United States for the time being (marked for the attention of the Chief Financial Officer, with a copy sent to the General Counsel) and shall be effective when delivered to that principal place of business.

8.3                                 Any notice by TR Corporation under Clause 4.4, 5.4 or 6.4 shall be given by advertisements in the Financial Times (London Edition), the Wall Street Journal and The Globe and Mail (National Edition) (but, if at any time TR Corporation determines that advertisement in such newspaper(s) is not practicable, the relevant advertisement shall instead be published in such other newspaper(s) circulating generally in the United Kingdom, the United States or Canada, as the case may be, as TR Corporation shall determine). Any such notice shall be deemed given on the date of publication in such newspaper in the United Kingdom, the United States or Canada, as the case may be (or, where such advertisements are published on different dates, on the later of such dates).

8.4                                 The original counterparts of this Guarantee and of any related supplemental deeds shall be kept at, respectively, the principal place of business in the United States for the time being of TR Corporation and the principal place of business in the United Kingdom for the time being of TR PLC and shall be available for inspection there on reasonable notice during the normal business hours of that office.

9.                                      GENERAL

9.1                                 Prohibition and Enforceability

Any provision of, or the application of any provision of, this Guarantee which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.2                                 Further Assurances

TR Corporation and TR PLC shall take all steps, execute all documents and do everything reasonably required to give effect to their rights, liabilities and obligations contemplated by this Guarantee.

9.3                                 No Novation

Neither TR Corporation nor TR PLC may novate any of their rights, liabilities or obligations under this Guarantee, in whole or in part.

9.4                                 Counterparts

This Guarantee may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery by a party of an executed counterpart of a signature page to this Guarantee by electronic communication shall be effective as delivery of a manually executed counterpart of this Guarantee.

9.5                                 Business Day

Where the day on which any thing is to be done is not a Business Day, that thing must be done on or by the Business Day following such day.

10.                               LAW AND JURISDICTION

10.1                           This Guarantee shall be governed by and construed in accordance with the laws of England.

10.2                           The courts of England and Wales have exclusive jurisdiction to settle any dispute in connection with this Guarantee.

10.3                           TR Corporation and TR PLC irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

SCHEDULE 1

IN WITNESS WHEREOF	)
EXECUTED as a DEED by	)
THOMSON REUTERS	)
CORPORATION (prior to the	)
Effective Date, The Thomson	)
Corporation) acting by [and ]	)
[who, in accordance with the laws of	)
the territory in which Thomson	)
Reuters Corporation is incorporated,	)
is/are] acting under authority of	)
Thomson Reuters Corporation	)
	)	(Authorised signatory(ies))

EXECUTED as a DEED by	)
THOMSON REUTERS PLC acting	)
by two of its directors or a director	)	Director
and secretary	)
)
	)	Director/Secretary